                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the transition period from ____________________ to ___________________


                       COMMISSION FILE NUMBER 0-10196

                        INDEPENDENT BANKSHARES, INC.
                    EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

                        INDEPENDENT BANKSHARES, INC.
                            547 Chestnut Street
                           Abilene, Texas  79604

       INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN


                         DECEMBER 31, 1994 AND 1993

                                 CONTENTS

                                                                          Page
                                                                          -----

FINANCIAL STATEMENTS:

  Independent Auditors' Report                                             3

  Statements of Net Assets Available for Plan Benefits                     4

  Statements of Changes in Net Assets Available for Plan Benefits          5

  Notes to Financial Statements                                            6

SUPPLEMENTARY INFORMATION:

  Independent Auditors' Report on Supplementary Information               10

  Schedule of Assets Held for Investment Purposes                         11

  Schedule of Reportable Transactions                                     12

  Signature                                                               13

  Index to Exhibits                                                       14

                                [LETTERHEAD]

                              February 15, 1995

TO THE EMPLOYEE STOCK OWNERSHIP/401(K) PLAN COMMITTEE OF
 INDEPENDENT BANKSHARES, INC.
ABILENE, TEXAS

                        INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of net assets available for plan benefits of INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

                                       CONDLEY AND COMPANY, L.L.P.
                                       Certified Public Accountants

  INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

        STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                     DECEMBER 31,
                                               ------------------------
                                                  1994         1993
                                                --------      --------
                   ASSETS


CASH AND CASH EQUIVALENTS                       $ 30,472      $ 64,630

CONTRIBUTIONS RECEIVABLE                           5,397             0

INVESTMENTS AT FAIR VALUE (NOTE 5)               682,593       734,006

NOTE RECEIVABLE (NOTE 6)                             764             0

ACCRUED INCOME                                     3,306         3,626
                                                --------      --------

TOTAL ASSETS                                     722,532       802,262

LIABILITIES                                        3,844         3,020
                                                --------      --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $718,688      $799,242
                                                ========      ========









The accompanying notes are an integral part of the financial statements.

   INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------
                                                     1994         1993
                                                   --------     --------
ADDITIONS:

   Investment Income (Expenses):
     Net unrealized appreciation (depreciation)
      in fair value of investments                 $(88,456)     $254,211
     Dividend income                                 15,472        25,070
     Interest income                                  3,444         1,927
     Gain (loss) on sale of investments                (551)          111
                                                   --------      --------
        Total Investment Income (Expenses)          (70,091)      281,319

   Employer contributions                            61,911        65,957

   Employee contributions                            40,032        40,688
                                                   --------      --------
        Total Additions                              31,852       387,964
                                                   --------      --------
DEDUCTIONS:

   Distributions to participants                     93,928        30,707

   Administrative expenses                           18,478        10,511
                                                   --------      --------
        Total Deductions                            112,406        41,218
                                                   --------      --------
NET INCREASE (DECREASE)                             (80,554)      346,746

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

   Beginning of Year                                799,242       452,496
                                                   --------      --------
   End of Year                                     $718,688      $799,242
                                                   ========      ========









   The accompanying notes are an integral part of the financial statements.

      INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

                        NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1994 AND 1993

NOTE 1:  DESCRIPTION OF PLAN

     INDEPENDENT BANKSHARES, INC. ("Company") established the INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN ("Plan") effective January 1, 1987. The Plan is an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by INDEPENDENT BANKSHARES, INC. Employers participating in the Plan during the year are INDEPENDENT BANKSHARES, INC. and its wholly owned subsidiaries FIRST STATE BANK, N.A., ABILENE, TEXAS; FIRST STATE BANK, N.A., ODESSA, TEXAS; AND THE FIRST NATIONAL BANK IN STAMFORD, STAMFORD, TEXAS. FIRST STATE BANK, N.A., ODESSA, TEXAS is the Plan's trustee.

     The Plan was amended in 1993 to add a 401(K) provision. This allows plan participants to make salary deferrals which are credited to each participant's account. The Plan name was changed to the INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(k) PLAN.

     The more significant aspects of the Plan are summarized below:

ELIGIBILITY TO PARTICIPATE

     An employee becomes a participant on the January 1 or July 1 coincident with or immediately following the later of the date on which he or she completes one year of service (1,000 hours), and attains age 21.

EMPLOYER'S CONTRIBUTIONS

     The Company, at its discretion, annually will determine the amount of its contribution, if any, to the Plan. The Company may make its contribution to the Plan in cash or in the Company's common stock or such property that is acceptable to the trustee. For each plan year the Company and its subsidiaries contribute to the Plan, the allocation of the contribution will be based upon a participant's proportionate share of the total compensation paid during that plan year to all participants in the Plan. The Company may also, at its discretion, make a matching contribution of up to 5% of eligible participants' yearly compensation.

EMPLOYEE CONTRIBUTIONS

     The Plan permits (but does not require) employees to make voluntary contributions or salary deferrals up to the maximum amount allowable by law.

VESTING

     An employee's interest in the contributions by the Company and its subsidiaries to the Plan for the employee's benefit becomes 100% vested (nonforfeitable) upon the employee attaining age 65, or if the employee terminates employment because of death or disability. If an employee terminates employment prior to normal retirement age for any reason other than death or disability, then the employee's interest in the contributions by the Company and its subsidiaries to the Plan for the employee's benefit becomes vested in accordance with the following schedule:


         YEARS OF SERVICE                     NONFORFEITABLE
         WITH THE EMPLOYER                    ACCRUED BENEFIT
---------------------------------     ------------------------------
           Less than 2                             None
                2                                   10%
                3                                   20%
                4                                   40%
                5                                   60%
                6                                   80%
                7                                  100%


FORFEITURES

     The Plan provides two methods of vesting forfeiture. The primary method of vesting forfeiture is the "forfeiture break in service" rule. The secondary method of forfeiture is the "cash out" rule. Termination of employment alone will not result in a forfeiture under the Plan unless an employee does not return to employment with the Company before incurring a "forfeiture break in service" (a period of 5 consecutive plan years). The cash out rule becomes operative if an employee terminates employment and receives a total distribution of the vested portion of his or her account balance.

DISTRIBUTIONS

     Distributions after an employee attains age 65 will be paid as soon thereafter as is practical.

     If an employee dies prior to receiving all of his or her benefits under the Plan, the trustee will pay the balance of their account to their beneficiary.

     If an employee becomes disabled, the trustee will pay his or her account balance as if he or she had retired.

     If an employee terminates employment prior to attaining normal retirement age, the trustee will distribute the employee's vested interest in lump sum or in equal installments over a fixed period of time. The Employee Stock Ownership/401(K) Committee will direct the trustee to distribute the employee's vested interest in the Plan at any time prior to the close of the plan year in which the employee separates from service, postpone distribution until after the plan year in which the employee separates from service, or postpone distribution until the employee attains age 65.

PLAN TERMINATION

     The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

     The common shares of the Company are valued at fair value on December 31 of each year. Fair value is determined by the average of the bid and ask price according to the NASDAQ stock exchange.

     Each preferred share of the Company is convertible to 13.781 common shares. The preferred shares are valued using the fair value of the common shares on December 31 of each year.

     Mutual funds owned by the Company are valued at fair value on December 31 of each year. Fair value is determined by the fair value on December 31 as published in the Wall Street Journal.

     Dividend income is accrued on the ex-dividend date.

     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the specific identification method.

CONTRIBUTIONS

     Contributions are recognized in the year in which they are declared and not received.

NOTE 3:  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 28, 1988, that the Plan is qualified and tax-exempt under the appropriate sections of the Code.

 NOTE 4:  ADMINISTRATION OF PLAN ASSETS

     The Plan's assets, which consist principally of the Company's Common Stock and Series C Preferred Stock and mutual funds are held by the trustee of the Plan.

     Contributions are held and managed by the trustee under the direction of the Employee Stock Ownership/401(K) Plan Committee. The trustee invests contributions received, interest, and dividend income and makes distributions to participants.

     Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employees receives compensation from the Plan.

NOTE 5:  INVESTMENTS

     The Plan's investments, at December 31, are presented in the following table:


                                                           1994
                                        --------------------------------------
                                          NUMBER OF
                                         SHARES HELD       COST     FAIR VALUE
                                        ------------     --------   -----------
Independent Bankshares, Inc. Common Stock     37,633     $191,084    $305,768

Independent Bankshares, Inc. Series C
  Preferred Stock                              2,918      122,556     326,728

Federated Stock and Bond Mutual Fund         815.302       13,305      12,833

Federated Stock Trust Mutual Fund           354.3176        9,113       8,567

Federated Intermediate Government Trust
  Mutual Fund                             1,107.8549       11,650      11,090

Federated Growth Trust Mutual Fund          327.5359        7,336       6,538

Federated Bond Mutual Fund                1,183.8423       10,221      11,069
                                                         --------    --------

     Total                                               $365,265    $682,593
                                                         ========    ========


                                                           1993
                                        --------------------------------------
                                          NUMBER OF
                                         SHARES HELD       COST     FAIR VALUE
                                        ------------     --------   ----------

Independent Bankshares, Inc. Common Stock    35,327      $171,275    $326,775

Independent Bankshares, Inc. Series C
  Preferred Stock                             2,918       122,556     371,987

Federated Stock and Bond Mutual Fund        445.527         7,280       7,440

Federated Stock Trust Mutual Fund           221.4656        5,677       5,643

Federated Intermediate Government Trust
  Mutual Fund                               977.9473       10,432      10,493

Federated Growth Trust Mutual Fund          194.4579        4,465       4,583

Federated Bond Mutual Fund                  654.8119        6,996       7,085
                                                          -------     -------

     Total                                               $328,681    $734,006
                                                         ========    ========



NOTE 6:  NOTE RECEIVABLE

     Note receivable consists of a note dated July 1, 1994 from a participant, payable in monthly installment of $44.89 including interest at 7.25%. Principal balance of this note was $764 at December 31, 1994.

                          SUPPLEMENTARY INFORMATION

                                [LETTERHEAD]

                              February 15, 1995

TO THE EMPLOYEE STOCK OWNERSHIP/401(K) PLAN COMMITTEE OF
 INDEPENDENT BANKSHARES, INC.
ABILENE, TEXAS

              INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       CONDLEY AND COMPANY, L.L.P.
                                       Certified Public Accountants

      INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN
                               EIN 75-1717279
                                PLAN NO. 003
                      PLAN YEAR ENDED DECEMBER 31, 1994

         ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                a                                b                          c            d

                                      DESCRIPTION OF INVESTMENT,
                                    INCLUDING MATURITY DATE, RATE
IDENTITY OF ISSUE, BORROWER,        OF INTEREST, COLLATERAL, PAR OR         COST       CURRENT
 LESSOR, OR SIMILAR PARTY                    MATURITY VALUE                             VALUE
----------------------------        -------------------------------       --------     --------
Independent Bankshares, Inc.        37,633 shares of $0.25 par value
                                    Common Stock                          $191,084     $305,768

Independent Bankshares, Inc.        2,918 shares of 10% Series C,
                                    Cumulative Convertible, $10 par
                                        value Preferred Stock              122,556      326,728

Federated Stock and Bond
  Mutual Fund                       815.3020 fund units                     13,305       12,833

Federated Stock Trust Mutual
  Fund                              354.3176 fund units                      9,113        8,567

Federated Intermediate Government
  Trust Mutual Fund
                                    1,107.8549 fund units                   11,650       11,090

Federated Growth Trust Mutual
  Fund                              327.5359 fund units                      7,336        6,538

Federated Bond Mutual
  Fund                              1,183.8423 fund units                   10,221       11,069


      INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN
                                  EIN 75-1717279
                                   PLAN NO. 003
                      PLAN YEAR ENDED DECEMBER 31, 1994

               ITEM 30d - SCHEDULE OF REPORTABLE TRANSACTIONS

   a            b              c        d        e         f           g           h            i
            DESCRIPTION OF                                                     CURRENT
            ASSET (INCLUDE                               EXPENSE               VALUE OF
IDENTITY    INTEREST RATE                               INCURRED              ASSET ON
OF PARTY   AND MATURITY IN  PURCHASE  SELLING  LEASE      WITH      COST OF   TRANSACTION    NET GAIN
INVOLVED   CASE OF A LOAN)   PRICE     PRICE   RENTAL  TRANSACTION    ASSET      DATE        OR (LOSS)
--------  ---------------  --------  -------  ------  -----------    ------   -----------    ---------
None


                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 1995   INDEPENDENT BANKSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP/401(K) PLAN


                                     By: /s/ Connie R. Pollard
                                         ------------------------------------
                                         Connie R. Pollard, Trustee, Senior
                                         Vice President and Trust Officer

                              INDEX TO EXHIBITS

Exhibit No.                    Description                            Page No.
-----------                   -------------                           ---------
   11.1        Consent of Independent Public Accountants                 15

                                                                  EXHIBIT 1.1


                                 [LETTERHEAD]


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Company's currently effective Registration Statement on Form S-8 regarding the Company's Employee Stock Ownership/401(k) Plan.


                                       CONDLEY AND COMPANY, L.L.P.
                                       Certified Public Accountants






Abilene, Texas
March 20, 1995